13012383

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWBURY PIRET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 TOTTEN POND ROAD, 1ST FLOOR
(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARGUERITE PIRET — (617) 367-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name – *if individual, state last, first, middle name*)

800 SOUTH STREET, SUITE 300	WALTHAM	MA	02453
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, MARGUERITE PIRET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWBURY PIRET SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

[signature]
Signature

President
Title

[signature]
Notary Public expires 5/23/14 middlesex county

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Ruse 171-5

Kahn, Litwin, Renza & Co., Ltd.

Certified Public Accountants and Business Consultants

KLR

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)

Financial Statements and Supplementary Information

Year Ended December 31, 2012

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2012

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Newbury Piret Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Newbury Piret Securities, Inc. (a wholly owned subsidiary of Newbury, Piret & Company, Inc.) (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Piret Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2013

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

Assets		
Cash	$	5,588
Marketable securities		11,423
Interest receivable		230
Prepaid expenses		586
Note receivable from parent company		9,111
Due from parent company		10,600
Total Assets	**$**	**37,538**
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	1,342
Accrued expenses		5,113
Total liabilities		**6,455**
Stockholder's Equity:		
Common stock		2,723
Additional paid-in capital		20,637
Retained earnings		7,723
Total stockholder's equity		**31,083**
Total Liabilities and Stockholder's Equity	**$**	**37,538**

KLR

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
STATEMENT OF INCOME
Year Ended December 31, 2012

Revenue:		
Fee income	$	20,270
Investment income		463
		20,733
Operating expenses		17,278
Net income	**$**	**3,455**

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2011	**$ 2,723**	**$ 20,637**	**$ 4,268**	**$ 27,628**
Net income	-	-	3,455	3,455
Balance at December 31, 2012	**$ 2,723**	**$ 20,637**	**$ 7,723**	**$ 31,083**

See accompanying notes to the financial statements and independent auditors' report

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

Cash Flows from Operating Activities:		
Net income	$	3,455
Changes in operating assets and liabilities:		
Interest receivable		(190)
Due from parent company		(100)
Accounts payable		477
Accrued expenses		(593)
Net cash provided by operating activities		**3,049**
Cash Flows from Investing Activities:		
Collections on note receivable from parent company		328
Net cash provided by investing activities		**328**
Net increase in cash		**3,377**
Cash, beginning of year		**2,211**
Cash, end of year	**$**	**5,588**

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2012

1. Nature of Operations

Newbury Piret Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. It provides financial advisory services and does not hold funds or securities for the accounts of its customers.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Fee Income

The Company enters into contracts with customers calling for fees to be paid during the term of the arrangement. Accordingly, management recognizes fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Securities Owned

Marketable securities represent readily marketable shares of a mutual fund invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $1.00.

Authoritative guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by authoritative guidance, are used to measure fair value.

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2012

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs would be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for its securities, measured at fair value on a recurring basis:

Marketable securities	Level 1

Income Taxes
The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S Corporation for both federal and state income tax purposes, whereby the stockholder reports all income and losses on their individual tax return. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2009, 2010 and 2011 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 21, 2013, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

At December 31, 2012, there were 80,000 shares of common stock, $1 par value, authorized of which 2,723 were issued and outstanding.

5. Net Capital Requirement

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1 was $10,328 at December 31, 2012, which exceeded required net capital of $5,000 by $5,328 and did not differ from the unaudited calculation of net capital submitted with the Company's Form X-17A-5 Part II filing. The Company's ratio of aggregate indebtedness to net capital was 0.63 to 1.

6. Related Party Transactions

The Company is co-located with its parent. During 2012, the Company charged its Parent $20,270 for serving as the Company through which activities associated with Broker-Dealer license are performed. This amount was determined for the year by an agreement dated May 1, 2011. Similarly, under the same agreement, the Company paid $6,500 to its Parent for its share of allocated indirect overhead costs and certain direct costs. Such charges and costs are recorded and paid throughout the year and are subject to periodic review.

Note receivable from parent company consists of a $10,020 unsecured promissory note dated May 13, 2010. The note is payable on demand and accrues interest at 5% annually. The outstanding balance on the note as of December 31, 2012 was $9,111.

7. Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for approximately $6,500 per year that is owed to its Parent under an agreement dated May 1, 2011, as described in Note 6 above.

NEWBURY PIRET SECURITIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2012

Aggregate indebtedness:		
Accounts payable	$	1,342
Accrued expenses		5,113
Aggregate indebtedness	**$**	**6,455**
Net capital:		
Common stock	$	2,723
Additional paid-in capital		20,637
Retained earnings		7,723
		31,083
Adjustments to net capital:		
Prepaid expenses		(586)
Note receivable from parent company		(9,111)
Due from parent company		(10,830)
Haircuts:		
Marketable securities		(228)
Net capital, as defined	**$**	**10,328**
Net capital requirement	**$**	**5,000**
Net capital in excess of requirement	**$**	**5,328**
Ratio of aggregate indebtedness to net capital		**0.63 to 1**

No material differences existed between the Company's net capital above and the amount reported on the December 31, 2012 unaudited Form X-17A-5 Part II filings.

NEWBURY PIRET SECURTIES, INC.
(A SUBSIDIARY OF NEWBURY, PIRET & COMPANY, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2012

Newbury Piret Securities, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
Newbury Piret Securities, Inc.:

In planning and performing our audit of the financial statements of Newbury Piret Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham•

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 21, 2013